

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 18, 2022

Orestes Fintiklis
Chief Executive Officer
ITHAX Acquisition Corp.
555 Madison Avenue
Suite 11A
New York, NY 10022

   Re: ITHAX Acquisition Corp.
    Registration Statement on Form S-4
    Filed March 21, 2022
    File No. 333-263727

Dear Mr. Fintiklis:

  We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4 Filed March 21, 2022

Cover Page

1. Please revise to disclose that Prasad Gundumogula, who will serve as New Mondee's Chief Executive Officer, will have voting control over 61% of the shares of common stock of New Mondee through his control of Mondee Holdings, LLC, the sole holder of capital stock of Mondee.

Questions and Answers for Shareholders of ITHAX
Q: What will the Mondee Stockholder receive in return for the Business Combination with ITHAX?, page 12

2. We note your disclosure that pursuant to the Earn-Out Agreement, New Mondee will

issue to certain signatories of the Earn-Out Agreement (the "Members"), up to 9,000,000 shares of New Mondee Common Stock (the "Earn-Out Shares"), with the "Earn-Out Shares vesting over the four-year period following Closing, based on the achievement of certain milestones of the trading price of New Mondee Common Stock, as set forth in the Earn-Out Agreement. Please revise here and elsewhere as appropriate to disclose that Prasad Gundumogula, the Chief Executive Officer of Mondee, who will continue to serve as New Mondee's Chief Executive Officer, may potentially receive 6,000,000 of these Earn-Out Shares.

Summary of the Proxy Statement/Prospectus, page 29

3. Please include organizational diagrams depicting the ownership structure of ITHAX and Mondee before and after the business combination showing the number and type of shares and percentage interest of each shareholder group's ownership interest in the underlying entity. These shareholder groups should include your initial holders, including the directors and officers of ITHAX and Sponsor, the Mondee Stockholder, and the public shareholders.

The ITHAX Board's Reasons for the Business Combination
Proven Business Model with Historical Profitability, page 34

4. We note your disclosure that Mondee has a proven business model with not only historical 2019 substantial transaction volume of over $3 billion and adjusted net revenues of approximately $177 million, but also actual historical profitability with adjusted 2019 EBITDA of approximately $46 million. Please address the following items;

- For a more balanced discussion, include disclosure that also addressees the fact that Mondee has historically generated recurring net losses and negative cash flows from operations, and may be unable to make debt repayments when the balance is due as disclosed on page F-29 of Mondee's financial statements;

- Tell us how the ITHAX board considered these historically recurring losses and negative cash flows when concluding that Mondee has a proven business model with historical *profitability;*

- Expand your disclosure here and throughout the submission to describe how transaction volume relates to your total GAAP revenue, why the metrics provide useful information to investors, how management uses the metrics in managing or monitoring the performance of the business, and any limitations. Refer to SEC Release No. 33-10751;

- We note your disclosure that Mondee had 2019 Adjusted net revenue of $177 million. Refer to Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations and tell us how you considered whether this non-GAAP measure substitutes individually tailored revenue recognition and measurement methods for those of GAAP,; and

- With respect to your disclosure of 2019 Adjusted EBITDA, include a presentation of and reconciliation to the most directly comparable financial measure calculated and presented in accordance with GAAP. Refer to Items 10(e)(1)(i)(A) and (B) of Regulation S-K.

High Growth Company, page 34

5. We note disclosure that Mondee is a high growth company with approximately 40% organic year-on-year increase in revenues from 2015 - 2019 (compound annual growth rate, CAGR). Please clarify if your compound annual growth rate is based on increases in GAAP revenue or some other basis for calculating revenue. Please tell us how you considered updating this growth rate to include revenue amounts for the years ended December 31, 2021 and December 31, 2020 to provide a more balanced disclosure.

Risk Factors
Risks Related to Mondee's Financial Condition and Status as an Early Stage Company, page 64

6. You disclose on page 253 that Mondee has incurred negative cash flows from operating activities and significant losses from operations in the past as reflected in its accumulated deficit of $190 million as of December 31, 2021 and that it expects to continue to incur operating losses at least for the next 12 months due to the investments that it intends to make in its business. Please add related risk factor disclosure.

The COVID-19 pandemic has had, and may continue to have, a material adverse impact on the travel industry, page 66

7. We note your disclosure here and elsewhere that the COVID-19 pandemic resulted in a material decrease in business and consumer spending and an unprecedented decline in transaction volumes in the global travel industry, and that your financial results and prospects are largely dependent on these transaction volumes. We further note your disclosure that, as a result, your financial results for the year ended December 31, 2020 and the results for the 2021 fiscal year were significantly and negatively impacted, with a material decline in total revenues, net income, cash flow from operations and Adjusted EBITDA, as compared to 2019, and this downward trend could continue for an unpredictable period. Please discuss how management is planning for COVID-19- related uncertainties. For guidance, consider the Division of Corporation Finance's Disclosure Guidance Topics Nos. 9 & 9A, available on our website.

Risks Relating to Ownership of Our Common Stock following the Business Combination
Concentration of ownership among New Mondee's executive officers, directors and their respective affiliates, page 89

8. You disclose on page 289 that pursuant to the Registration Rights Agreement, New

Mondee will be obligated to file, no later than 30 calendar days after the Closing, a registration statement under the Securities Act covering the 60,800,000 shares of New Mondee Common Stock issued to the Mondee Stockholder and the 5,000,000 issued to the PIPE Investors in the PIPE Financing. Please add related risk factor disclosure.

9.   We note your disclosure that upon completion of the business combination, the executive officers and directors of New Mondee and their respective affiliates are expected to beneficially own, in the aggregate, approximately 21.1% of outstanding New Mondee Common Stock, assuming no public shareholders redeem their Class A ordinary shares. Please revise to reflect the voting control of Prasad Gundumogula, who will serve as New Mondee's Chief Executive Officer, of more than 61% of the shares of common stock of New Mondee through his control of Mondee Holdings, LLC, the sole holder of capital stock of Mondee.

Risks Related to the Business Combination and ITHAX
Even if the Business Combination is consummated, the warrants may never be in the money, and they may expire worthless, page 103

10.   Please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.

Background of the Transactions, page 132

11.   We note that representatives or members of management of ITHAX and Mondee participated in video conferences and other meetings and discussions from May through December 2021 to discuss the potential business combination. Revise to clearly identify the representatives or members of management who participated in the referenced video conferences, meetings and discussions. As examples, we note your general references to "representatives" of ITHAX and Mondee and "members" of ITHAX's and Mondee's management teams.

12.   Please expand the disclosure in this section to include a more detailed description of the negotiations surrounding the material terms of the business combination agreement and related transactions. For example, given the specificity of the letter of intent, the final version of which was executed on July 27, 2021, please describe the substance of the parties' multiple conversations and discussions prior to that date. To the extent that basic terms and structure were negotiated at this preliminary stage, please describe those negotiations. Your revised disclosure should ensure that investors are able to understand how the terms of the business combination evolved during negotiations and why ITHAX's board approved the initial business combination with Mondee and determined the business combination advisable and fair to, and in the best interests of, ITHAX and its

shareholders. To the extent that certain terms were deemed not subject to negotiation, please disclose this fact.

13.   We note your disclosure that, on June 25, 2021, ITHAX sent representatives of Cantor a Framework Letter to which a term sheet was attached proposing an initial enterprise value for Mondee of up to $582.5 million, and that after additional preliminary diligence, ITHAX submitted a revised Framework Letter and Term Sheet on June 29, 2021, which, among other changes, adjusted the proposed pre-dilution, enterprise value of the transaction to up to $700 million. We further note your disclosure that thereafter, on July 12, 2021, ITHAX submitted a second revision to the Framework Letter and Term Sheet, which among other changes, adjusted the proposed pre-dilution, enterprise value of the transaction to up to $725 million, and that the final Letter of Intent executed on July 27, 2021 further adjusted the pre-money equity valuation of Mondee to $608 million. Please expand your disclosure to explain how the initial enterprise value was determined and the reasons it was adjusted in the revised Framework Letter and Term Sheet submitted on June 29, 2021, the second revised Framework Letter and Term Sheet submitted on July 12, 2021, and the final Letter of Intent executed on July 27, 2021.

14.   You disclose on pages 34 and 138 that the ITHAX Board considered that the agreed valuation appears to be at a substantial discount to publicly traded comparables, which have historical organic and in-organic growth (2015 - 2019) substantially lower than that of Mondee as a material factor generally supporting its decision to enter into the Business Combination Agreement and the related agreements and the Transactions. Your further disclose on page 91 that the ITHAX Board reviewed, among other things, financial and market data information on selected comparable companies and implied purchase price multiple of Mondee in concluding that the Business Combination was in the best interest of its shareholders. Please revise your disclosure to summarize the financial and market data information on selected comparable companies reviewed by the ITHAX Board. Also disclose the implied purchase price multiples that were reviewed by the ITHAX Board and how they were extrapolated. Please consider including this information in a chart. Explain how this data was applied to determine Mondee's enterprise value.   In addition, disclose the criteria used to select the comparable companies.

15.   You also disclose on page 91 that the ITHAX Board reviewed, among other things, financial due diligence materials prepared by professional advisors, including quality of earnings reports and tax due diligence reports in concluding that the Business Combination was in the best interest of its shareholders. Please expand your disclosure to include the information required by Item 1015(b)(6) of Regulation M-A as it appears the financial due diligence materials prepared by professional advisors, including quality of earnings reports and tax due diligence reports, are materially related to the business combination and referred to in the registration statement.

16.   You disclose on page 135 that after negotiating the terms of the Letter of Intent between July 16, 2021 and July 23, 2021, the parties ultimately agreed to an earn-out, that was later on finalized to be 9,000,000 shares of common stock, to be allocated to Mondee

management and/or Mondee's existing shareholders, with any earn-out securities that remain unvested on the 4-year anniversary of closing of the transactions to be forfeited for no consideration. Please expand your disclosure to provide additional details regarding the negotiations of this earn-out consideration.

17.   We note your disclosure on page 44 that contingent upon the closing of the transactions, ITHAX is obligated to pay: (i) up to $3,500,000 in fees to Deutsche Bank Securities Inc. ("Deutsche Bank") in consideration for Deutsche Bank's services as capital markets advisor and placement agent for the PIPE Financing; (ii) $500,000 in fees to AXIA Capital Markets LLC ("AXIA Capital") in consideration for AXIA Capital's services as placement agent for the PIPE Financing; (iii) $1,000,000 in fees to Cantor Fitzgerald & Co. ("Cantor") in consideration for Cantor's services as capital markets advisor; (iv) $500,000 in fees to Northland Securities, Inc. ("Northland") in consideration for Northland's services as capital markets advisor is contingent upon the Closing of the Transactions, and (v) $500,000 in fees to D.A. Davidson & Co. ("Davidson") in consideration for Davidson's services as capital markets advisor is contingent upon the Closing of the Transactions. We also note your disclosure on page 132 that Cantor will receive deferred underwriting commissions from the ITHAX initial public offering in connection with the consummation of ITHAX's initial business combination. Please revise to clarify the role with respect to ITHAX of Cantor, who also acted as ITHAX's IPO underwriters, after the completion of ITHAX's IPO, and the roles of Deutsche Bank, AXIA Capital, Northland, and Davidson. Please also disclose the aggregate fees payable to Cantor that are contingent on completion of the business combination.

18.   We note that Cantor acted as ITHAX's IPO underwriters and will receive a deferred underwriting fee of $9,082,500 upon the consummation of the business combination. We further note that Cantor acted as financial advisor to Mondee in the negotiations of the business combination. Please revise your disclosure here and elsewhere as appropriate to discuss Cantor's conflict of interest and related risks.

Certain Prospective Financial Information for Mondee, page 139

19.   We note that your presentation of Mondee's historical financial statements do not align with certain metrics included in the projections for the same period. For example, you recorded $93.2 million of revenue in Mondee's audited statement of operations for the year ended December 31, 2021 and reported Adjusted EBITDA of ($5.5) million for the year ended December 31, 2021 on page 247. However, your quantified projections for the year ended December 31, 2021 include revenue, net of $65.2 million and Adjusted EBITDA of $1.2 million. Please clarify whether or not the projections still reflect management's views on future performance and tell us what consideration the board gave to obtaining updated historical amounts for the year ended December 31, 2021 as well as the projections for the years following.

20.   We note the Mondee Projections include non-GAAP financial measures that either exclude or include amounts that are not excluded or included in the most directly

comparable measures calculated and presented in accordance with GAAP.   Please clarify whether you use titles or descriptions of non-GAAP financial measures that are the same as, or confusingly similar to, titles or descriptions used for GAAP financial measures. For example, tell us if the measures of total net revenue and total operating expenses included in your projections are calculated and presented in accordance with GAAP.

21.   Please tell us how you considered further disclosure to clarify why your projected Adjusted EBITDA of $1.1 million for the year ended December 31, 2021 differed from the actual Adjusted EBITDA of ($5.5) million for the same period.

22.   We note that you present % margin which is calculated as total operating expenses divided by total net revenue. It appears that this calculation is a measure based on total operating expenses expressed as a percentage of total revenues. Tell us how you considered a more accurate description of this metric or utilization of a different computation such as (total net revenue less total operating expenses) divided by total net revenue.

23.   We note that you present financial projections through the fiscal year ending December 31, 2023. Please expand your disclosures to further describe the key assumptions underlying the projections for the years ended 2022 through 2023 and to explain why you believe the assumptions are reasonable. Also explain how these assumptions and estimates resulted in the projected information you disclose and disclose any factors or contingencies that might prevent such growth from ultimately materializing.

U.S. Federal Income Tax Considerations
Effects of the Domestication to U.S. Holders, page 194

24.   You state that Reed Smith will "deliver an opinion that the Domestication will qualify as an F Reorganization, filed by an amendment as Exhibit 8.1 to the registration statement on Form S-4, of which this proxy statement/prospectus is a part" but that the opinion is not a condition to the parties' obligations. Please clarify whether the ensuing disclosure constitutes the opinion of counsel, rather than "assuming" the effects of the opinion.

Unaudited Pro Forma Condensed Combined Financial Information
Note 4 - Net Loss per Share, page 216

25.   Please disclose the number of securities, including those issuable pursuant to contingent stock agreements that have been excluded from the net loss per share calculations as they are deemed to be anti-dilutive.

Information About Mondee, page 233

26.   We note your use of industry and market data in this section of your proxy statement/prospectus. Please provide us with supplemental support, or in the alternative provide citations that include the names and dates of third party studies or reports, if any, for all statements that utilize industry or market data or relate to your competitive position

within your industry. To the extent that you commissioned any of the third-party data that you cite in the prospectus, also provide the consent of the third-party in accordance with Rule 436

Mondee's Executive and Director Compensation, page 260

27. We note your disclosure on page 260 regarding Mondee's employment agreements with its named executive officers, each of whom will continue as a named executive officer of New Mondee following the business combination. Please file copies of Mondee's employment agreements with these named executive officers as exhibits. Refer to Item 601(b)(10)(iii)(A) of Regulation S-K.

Beneficial Ownership of Securities, page 269

28. We note your disclosure in footnote (7) that Mr. Gundumogula has voting and investment discretion with respect to the ordinary shares held of record by the Mondee Holdings LLC and may be deemed to have shared beneficial ownership of the ordinary shares held directly by Mondee Holdings LLC. Please revise the share ownership disclosed in the table to reflect the number of shares beneficially owned by Mr. Gundumogula through his ownership interest in Mondee Holdings LLC.

Certain Relationships and Related Person Transactions-Mondee
Mondee Group Note, page 274

29. We note your disclosure that Mondee Holdings LLC extended a loan to Mondee Group LLC, a limited liability company owned by Prasad Gundumogulain, in the original principal amount of $19,282,363.27 pursuant to that certain Secured Non-Recourse Promissory Note, dated as of March 25, 2016, which was was subsequently transferred to Mondee, Inc. As Mr. Gundumogulain will serve as the Chief Executive Officer of New Mondee, please tell us how you intend to comply with Section 13(k) of the Securities Exchange Act of 1934 with respect to this loan.

Mondee Holdings II, Inc.
Notes to Consolidated Financial Statements
Note 1 - Nature of Operations
Going Concern, page F-29

30. We note your disclosure of the conditions that raise substantial doubt about your ability to continue as a going concern for a period of twelve months following the date of issuance of the consolidated financial statements for the year ended December 31, 2021. Please tell us whether your auditor assessed your ability to continue as a going concern and if so, how they concluded that an explanatory paragraph in the audit opinion regarding your ability to continue as a going concern was not considered necessary.

Note 2 - Summary of Significant Accounting Policies
Recent Accounting Pronouncements Not Yet Adopted, page F-38

31.   We note your disclosure in which you state that you will adopt FASB ASC 842, *Leases* on January 1, 2022 and are currently evaluating the impact on the company's financial statements. As the adoption date was January 1, 2022, please disclose the impact that the adoption of FASB ASC 842 is expected to have on your financial statements. Please refer to FASB ASC 250-10-S99-5 (SAB Topic 11:M).

Note 7 - Debt
TCW Credit Agreement, page F-44

32.   We note that you have entered into various revisions of the TCW credit agreement. Please tell us how you accounted for each revision and specify how you applied the guidance in FASB ASC 470-50 in determining whether an extinguishment; modification; or exchange of debt had occurred.

Note 8 - Business Combination, page F-46

33.   We note that Mondee issued common shares as consideration for business acquisitions occurring in 2020 and 2019. Further, we note Mondee attached put options to each of the common shares issued as consideration, resulting in scenarios where the holders of the put options may have the right to sell the shares of common stock back to Mondee at the original price per stock as of the date of acquisition. Finally, we note that you have classified these common shares with the attached put options as a component of permanent equity for all periods presented. Please address the following;

•   Tell us and disclose the quantity of shares subject to the put options and the price per share to be paid, including details that could cause variability to the price paid in the event a holder of the put options sells their shares back to Mondee; and

•   Refer to the guidance in FASB ASC 480 and tell us how you concluded that the classification of the common shares with the attached put options as permanent equity is appropriate.

Note 13 Related Party Transactions, page F-58

34.   We note that Mondee has a secured promissory note receivable from Mondee Group LLC, bearing an interest rate of 2.33% compounded annually, with a 10-year term, and is secured by 14,708 Class A units in Mondee Holdings, LLC. We also note that Mondee Group LLC is a limited liability company owned by Mr. Gundumogula who will continue in his role as executive officer of Mondee subsequent to the proposed merger with ITHAX. . Please tell us what was the business purpose of the initial loan extended by Mondee Holdings LLC to Mondee Group LLC in the original principal amount of $19.3 million, and why was it subsequently transferred to Mondee, Inc; In addition, tell

us how you considered the guidance in SAB Topics 4:E and 4:G in determining the appropriate classification of this note receivable.

General

35. Quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact John Cannarella, Staff Accountant, at 202-551-3337 or Jenifer Gallagher, Staff Accountant, at 202-551-3706 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff Attorney, or Tim Levenberg, Special Counsel, at 202-551-3707 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Lynwood E. Reinhardt, Esq.